Filed Pursuant to Rule 424(b)(2)
 Registration Statement No. 333-267182
(To Prospectus dated August 31, 2022,
Prospectus Supplement dated August 31, 2022 and
Product Supplement EQUITY STR-1 dated May 26, 2023)

792,662 Units $10 principal amount per unit CUSIP No. 44328M351	Pricing Date Settlement Date Maturity Date	July 13, 2023 July 20, 2023 July 27, 2029

Autocallable Strategic Accelerated Redemption Securities® Linked to the Invesco S&P 500® Equal Weight ETF

▪      Automatically callable if the Observation Level of the Underlying Fund on any Observation Date, occurring approximately one, two, three, four, five and six years after the pricing date, is at or above the Starting Value

▪      In the event of an automatic call, the amount payable per unit will be:

▪    $10.78 if called on the first Observation Date

▪    $11.56 if called on the second Observation Date

▪    $12.34 if called on the third Observation Date

▪    $13.12 if called on the fourth Observation Date

▪    $13.90 if called on the fifth Observation Date

▪    $14.68 if called on the final Observation Date

▪      If not called on the first five Observation Dates, a maturity of approximately six years

▪      If not called, 1-to-1 downside exposure to decreases in the Underlying Fund, with up to 100.00% of the principal amount at risk

▪      All payments are subject to the credit risk of HSBC Bank plc

▪      No interest payments

▪      In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Supplement to the Plan of Distribution—Role of MLPF&S and BofAS”

▪      No listing on any securities exchange

▪      Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to the risk of exercise of any UK bail-in power (as described on page TS-3 of this document) by a relevant UK resolution authority. If HSBC Bank plc were to default on its payment obligations or become subject to the exercise of any UK bail-in power (or any other resolution measure) by a relevant UK resolution authority, you might not receive all or part of any amounts owed to you under the notes. See “Consent to UK Bail-in Power” and “Risk Factors” in this document and “Risk Factors” in the accompanying prospectus supplement for more information

The notes are being issued by HSBC Bank plc (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See “Risk Factors” beginning on page TS-7 of this term sheet and beginning on page PS-7 of product supplement EQUITY STR-1.

The estimated initial value of the notes on the pricing date is $9.552 per unit, which is less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on page TS-2 and “Risk Factors” beginning on page TS-7 of this term sheet for additional information.

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between HSBC and any holder or beneficial owner of the notes, by acquiring the notes (or a beneficial interest therein), each holder and each beneficial owner of the notes acknowledges, accepts and agrees to be bound by, and consents to, the exercise of, any UK bail-in power (or any other resolution measure) by any relevant UK resolution authority in relation to the notes. See “Consent to UK Bail-in Power” on page TS-3 of this document.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$ 10.00	$7,926,620.00
Underwriting discount(1)	$ 0.20	$ 158,532.40
Proceeds, before expenses, to HSBC	$ 9.80	$7,768,087.60

(1)	See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Covered by the UK Financial Services Compensation Scheme	May Lose Value

BofA Securities

July 13, 2023

Autocallable Strategic Accelerated Redemption Securities®	TS-1

Autocallable Strategic Accelerated Redemption Securities® Linked to the Invesco S&P 500® Equal Weight ETF, due July 27, 2029

Summary

The Autocallable Strategic Accelerated Redemption Securities® Linked to the Invesco S&P 500® Equal Weight ETF, due July 27, 2029 (the “notes”) are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities of HSBC and are not covered by the UK Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt, except for such debt as may be preferred by operation of law. Any payments due on the notes, including any repayment of principal, are subject to the credit risk of HSBC and to the risk of exercise of any UK bail-in power (as described herein) (or any other resolution measure) by a relevant UK resolution authority. The notes will be automatically called at the applicable Call Amount if the Observation Level of the Market Measure, which is the Invesco S&P 500® Equal Weight ETF (the “Underlying Fund”), on any Observation Date is equal to or greater than the Starting Value. You will not receive any notice from us if the notes are automatically called. If your notes are not called, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund, subject to our credit risk. See “Terms of the Notes” below.

The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value was determined by reference to our internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging-related charge described below, reduced the economic terms of the notes (including the Call Amounts and the Call Premiums). The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes.

Terms of the Notes		Payment Determination
Issuer:	HSBC Bank plc (“HSBC”)

Automatic Call Provision:

Redemption Amount Determination:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date, determined as follows:

Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.

Principal Amount:	$10.00 per unit
Term:	Approximately six years, if not called on the first five Observation Dates
Market Measure:	The Invesco S&P 500® Equal Weight ETF (Bloomberg symbol: “RSP”).
Starting Value:	152.96
Ending Value:	The Observation Level of the Underlying Fund on the final Observation Date.
Observation Level:	The Closing Market Price of the Underlying Fund on any Observation Date times its Price Multiplier as of that day.
Observation Dates:

July 19, 2024, July 18, 2025, July 24, 2026, July 23, 2027, July 21, 2028 and July 20, 2029 (the final Observation Date)

The scheduled Observation Dates are subject to postponement in the event of Market Disruption Events, as described on page PS-22 of product supplement EQUITY STR-1.

Call Level:	152.96 (100% of the Starting Value)
Call Amounts (per Unit) and Call Premiums:	$10.78, representing a Call Premium of 7.80% of the principal amount, if called on the first Observation Date; $11.56, representing a Call Premium of 15.60% of the principal amount, if called on the second Observation Date; $12.34, representing a Call Premium of 23.40% of the principal amount, if called on the third Observation Date; $13.12, representing a Call Premium of 31.20% of the principal amount, if called on the fourth Observation Date; $13.90, representing a Call Premium of 39.00% of the principal amount, if called on the fifth Observation Date; and $14.68, representing a Call Premium of 46.80% of the principal amount, if called on the final Observation Date.
Call Settlement Dates:	Approximately the fifth business day following the applicable Observation Date, subject to postponement as described on page PS-22 of product supplement EQUITY STR-1; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.
Threshold Value:	152.96 (100% of the Starting Value)
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Underlying Fund, as described beginning on page PS-27 of product supplement EQUITY STR-1.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.05 per unit more fully described on page TS-14.
Calculation Agent:	BofA Securities, Inc. (“BofAS”) and HSBC, acting jointly.

Autocallable Strategic Accelerated Redemption Securities®	TS-2

Autocallable Strategic Accelerated Redemption Securities® Linked to the Invesco S&P 500® Equal Weight ETF, due July 27, 2029

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322:

▪	Product supplement EQUITY STR-1 dated May 26, 2023:
https://www.sec.gov/Archives/edgar/data/1140465/000110465923065389/tm2316601d9_424b5.htm

▪	Prospectus supplement dated August 31, 2022:
https://www.sec.gov/Archives/edgar/data/1140465/000110465922096478/tm2223547d4_424b2.htm

▪	Prospectus dated August 31, 2022:
https://www.sec.gov/Archives/edgar/data/1140465/000110465922096461/tm2223384-4_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1140465. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY STR-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Consent to UK Bail-in Power

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes, by acquiring the notes (or a beneficial interest therein), each holder and each beneficial owner of the notes acknowledges, accepts and agrees to be bound by, and consents to, the exercise of, any UK bail-in power (or any other resolution measure) by a relevant UK resolution authority.

Under the UK Banking Act 2009, as amended (the “Banking Act”), a relevant UK resolution authority may exercise a UK bail-in power in circumstances in which a relevant UK resolution authority is satisfied that the resolution conditions are met. These conditions include that a UK bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (as amended, the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA).

The UK bail-in power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of HSBC or another person (and the issue to, or conferral on, the holder or beneficial owner of the notes such shares, securities or obligations); (iii) the cancellation of the notes and/or (iv) the amendment or alteration of the maturity of the notes, or amendment of the amount of interest or any other amounts due on the notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which UK bail-in power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by a relevant UK resolution authority of such UK bail-in power. Each holder and each beneficial owner of the notes further acknowledges and agrees that the rights of holders and beneficial owners of the notes are subject to, and will be varied, if necessary, to give effect to, the exercise of any UK bail-in power by a relevant UK resolution authority.

For more information, please see “Risk Factors — Issuer-related Risks — You may lose some or all of your investment if any UK bail-in power (or any other resolution measure) is exercised by a relevant UK resolution authority” in this document, and “Description of Debt Securities — Agreement with Respect to the Exercise of UK Bail-in Power” in the accompanying prospectus and “Risk Factors — Risks Relating to All Note Issuances — Under the terms of your notes, you will agree to be bound by the exercise of any UK bail-in power by the relevant UK resolution authority,” “— The notes are the subject of the UK bail-in power, which may result in your notes being written down to zero or converted into other securities, including unlisted equity securities,” “—Your rights may be limited in respect of the exercise of the UK bail-in power by the relevant UK resolution authority,” “— Other powers contemplated by the Banking Act may affect your rights under, and the value of your investment in, the notes” and “— The circumstances under which the relevant UK resolution authority would exercise its UK bail-in power or other resolution tools under the Banking Act or future legislative or regulatory proposals are uncertain, which may affect the value of your notes” in the accompanying prospectus supplement.

The preceding discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Autocallable Strategic Accelerated Redemption Securities®	TS-3

Autocallable Strategic Accelerated Redemption Securities® Linked to the Invesco S&P 500® Equal Weight ETF, due July 27, 2029

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You are a retail investor outside the EEA and the UK (each as defined below), or an institutional buyer (for restrictions on offers or sales to retail investors in the EEA and the UK, see “Supplement to the Plan of Distribution—Selling Restrictions” beginning on page TS-13 below.

▪	You anticipate that the Observation Level of the Underlying Fund on any of the Observation Dates will be equal to or greater than the Starting Value and, in that case, you accept an early exit from your investment.

▪	You accept that the return on the notes will be limited to the return represented by the applicable Call Premium even if the percentage change in the price of the Underlying Fund is significantly greater than the applicable Call Premium.

▪	If the notes are not called, you accept that your investment will result in a loss, which could be significant.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning shares of the Underlying Fund or the securities held by the Underlying Fund.

▪	You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amount or the Redemption Amount.

▪	You are willing and able to consent to the exercise of any UK bail-in power (or any other resolution measure) by a relevant UK resolution authority.

The notes may not be an appropriate investment for you if:

▪	You are a retail investor in the EEA or the UK as described under “Supplement to the Plan of Distribution—Selling Restrictions” beginning on page TS-13 below.

▪	You wish to make an investment that cannot be automatically called prior to maturity.

▪	You anticipate that the Observation Level will be less than the Call Level on each Observation Date.

▪	You seek an uncapped return on your investment.

▪	You seek principal repayment or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on shares of the Underlying Fund or the securities held by the Underlying Fund.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪	You are unwilling or unable to consent to the exercise of any UK bail-in power (or any other resolution measure) by a relevant UK resolution authority.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Autocallable Strategic Accelerated Redemption Securities®	TS-4

Autocallable Strategic Accelerated Redemption Securities® Linked to the Invesco S&P 500® Equal Weight ETF, due July 27, 2029

Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Call Amount or Redemption Amount, as applicable, based on the hypothetical terms set forth below. The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value, Call Level, Observation Levels, and term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	a Starting Value of 100.00;

2)	a Threshold Value of 100.00;

3)	a Call Level of 100.00;

4)	the term of the notes from July 20, 2023 to July 27, 2029, if the notes are not called on the first five Observation Dates;

5)	a Call Premium of 7.80% of the principal amount if the notes are called on the first Observation Date; 15.60% if called on the second Observation Date; 23.40% if called on the third Observation Date; 31.20% if called on the fourth Observation Date; 39.00% if called on the fifth Observation Date; and 46.80% if called on the final Observation Date; and

6)	Observation Dates occurring July 19, 2024, July 18, 2025, July 24, 2026, July 23, 2027, July 21, 2028 and July 20, 2029 (the final Observation Date).

The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 152.96, which was the Closing Market Price of the Underlying Fund on the pricing date. For recent actual prices of the Underlying Fund, see “The Underlying Fund” section below. In addition, all payments on the notes are subject to issuer credit risk.

Notes Are Called on an Observation Date

The notes will be called at $10.00 plus the applicable Call Premium if the Observation Level on one of the Observation Dates is equal to or greater than the Call Level. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 1 - The Observation Level on the first Observation Date is 110.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $0.78 = $10.78 per unit.

Example 2 - The Observation Level on the first Observation Date is below the Call Level, but the Observation Level on the second Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.56 = $11.56 per unit.

Example 3 - The Observation Levels on the first two Observation Dates are below the Call Level, but the Observation Level on the third Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $2.34 = $12.34 per unit.

Example 4 - The Observation Levels on the first three Observation Dates are below the Call Level, but the Observation Level on the fourth Observation Date is 110.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $3.12 = $13.12 per unit.

Example 5 - The Observation Levels on the first four Observation Dates are below the Call Level, but the Observation Level on the fifth Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $3.90 = $13.90 per unit.

Example 6 - The Observation Levels on the first five Observation Dates are below the Call Level, but the Observation Level on the sixth and final Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $4.68 = $14.68 per unit.

Notes Are Not Called on Any Observation Date

Example 7 - The notes are not called on any Observation Date and the Ending Value is less than the Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the principal amount. For example, if the Ending Value is 50.00, the Redemption Amount per unit will be:

Autocallable Strategic Accelerated Redemption Securities®	TS-5

Autocallable Strategic Accelerated Redemption Securities® Linked to the Invesco S&P 500® Equal Weight ETF, due July 27, 2029

Summary of the Hypothetical Examples

	Notes Are Called on an Observation Date						Notes Are Not Called on Any Observation Date
	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6	Example 7
Starting Value	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Call Level	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Threshold Value	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Observation Level on the First Observation Date	110.00	90.00	90.00	90.00	90.00	90.00	88.00
Observation Level on the Second Observation Date	N/A	105.00	90.00	90.00	90.00	90.00	78.00
Observation Level on the Third Observation Date	N/A	N/A	105.00	90.00	90.00	90.00	85.00
Observation Level on the Fourth Observation Date	N/A	N/A	N/A	110.00	90.00	90.00	95.00
Observation Level on the Fifth Observation Date	N/A	N/A	N/A	N/A	105.00	90.00	95.00
Observation Level on the Final Observation Date	N/A	N/A	N/A	N/A	N/A	105.00	50.00
Return of the Underlying Fund	10.00%	5.00%	5.00%	10.00%	5.00%	5.00%	-50.00%
Return of the Notes	7.80%	15.60%	23.40%	31.20%	39.00%	46.80%	-50.00%
Call Amount / Redemption Amount per Unit	$10.78	$11.56	$12.34	$13.12	$13.90	$14.68	$5.00

Autocallable Strategic Accelerated Redemption Securities®	TS-6

Autocallable Strategic Accelerated Redemption Securities® Linked to the Invesco S&P 500® Equal Weight ETF, due July 27, 2029

Risk Factors

We urge you to read the section “Risk Factors” in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Underlying Fund or the securities held by the Underlying Fund. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section “— Risks Relating to All Note Issuances.”

Structure-related Risks

▪	If the notes are not automatically called, you will lose up to 100% of the principal amount.

▪	Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the Underlying Fund or the securities held by the Underlying Fund.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

Issuer-related Risks

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	The notes are not insured or guaranteed by any governmental agency of the United Kingdom, the United States or any other jurisdiction.

▪	You may lose some or all of your investment if any UK bail-in power (or any other resolution measure) is exercised by a relevant UK resolution authority. See “Risk Factors—Structure-related Risks—You may lose some or all of your investment if any U.K. bail-in power (or any other resolution measure) is exercised by a relevant U.K. resolution authority” in product supplement EQUITY STR-1.

Valuation- and Market-related Risks

▪	The estimated initial value of the notes is less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We determined the estimated initial value by reference to our internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value reflects our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

▪	Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

▪	The price of your notes in the secondary market, if any, immediately after the pricing date is expected to be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-14 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

▪	The estimated initial value does not represent a minimum price at which we, MLPF&S, BofAS or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Underlying Fund and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Underlying Fund or the securities held by the Underlying Fund), and any hedging and trading activities we,

Autocallable Strategic Accelerated Redemption Securities®	TS-7

Autocallable Strategic Accelerated Redemption Securities® Linked to the Invesco S&P 500® Equal Weight ETF, due July 27, 2029

MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

Market Measure-related Risks

▪	The sponsor and the investment advisor of the Underlying Fund or the sponsor of the Underlying Index may adjust the Underlying Fund or the Underlying Index in a way that could adversely affect the price of the Underlying Fund and consequently, the return on the notes, and they have no obligation to consider your interests.

▪	As a noteholder, you will have no rights of a holder of shares of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities, dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Underlying Fund, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Underlying Fund, and have not verified any disclosure made by any other company.

▪	There are liquidity and management risks associated with the Underlying Fund.

▪	The performance of the Underlying Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or the securities held by the Underlying Fund may be adversely affected, sometimes materially.

▪	The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Fund. See “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-27 of product supplement EQUITY STR-1.

Tax-related Risks

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-38 of product supplement EQUITY STR-1.

Autocallable Strategic Accelerated Redemption Securities®	TS-8

Autocallable Strategic Accelerated Redemption Securities® Linked to the Invesco S&P 500® Equal Weight ETF, due July 27, 2029

The Underlying Fund

All disclosures contained in this term sheet regarding the Underlying Fund and the Underlying Index, including, without limitation, their make-up, method of their calculation, and changes in their components, have been derived from publicly available sources, which we have not independently verified. The information reflects the policies of, and is subject to change by, Invesco Capital Management LLC, which is the investment advisor of the Underlying Fund. The consequences of any discontinuance of the Underlying Fund or the Underlying Index are discussed in the section entitled “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds—Discontinuance of or Material Change to an Underlying Fund” beginning on page PS-30 of product supplement EQUITY STR-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlying Fund, the Underlying Index, or any successor fund or index.

The Invesco S&P 500® Equal Weight ETF

The shares of the Underlying Fund are issued by Invesco Exchange-Traded Fund Trust (the “Invesco Trust”), a registered investment company. The Underlying Fund seeks investment results that correspond generally to the performance, before fees and expenses, of the of the S&P 500® Equal Weight Index (the “Underlying Index”). The Underlying Index is an equal-weighted version of the S&P 500® Index (“SPX”). The Underlying Fund is the successor to the investment performance of the Guggenheim S&P 500® Equal Weight ETF (the “Predecessor Fund”) as a result of the reorganization of the Predecessor Fund into the Underlying Fund, which was consummated after the close of business on April 6, 2018. The Underlying Fund trades on the NYSE Arca under the ticker symbol “RSP.”

Information provided to or filed with the SEC by the Invesco Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-102228 and 811-21265, respectively, through the SEC’s website at http://www.sec.gov.

Investment Approach

The Underlying Fund uses an “indexing” investment approach to seek to track the investment results, before fees and expenses, of the Underlying Index. The Underlying Fund employs a “full replication” methodology in seeking to track the Underlying Index, meaning that it generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index. The Underlying Fund will generally invest at least 90% of its total assets in the securities that comprise the Underlying Index. However, under various circumstances, it may not be possible or practicable to purchase all of those securities in those same weightings. In those circumstances, the Underlying Fund may purchase a sample of securities in the Underlying Index. A “sampling” methodology means that Invesco uses quantitative analysis to select securities from the Underlying Index universe to obtain a representative sample of securities that have, in the aggregate, investment characteristics similar to the Underlying Index in terms of key risk factors, performance attributes and other characteristics. These include industry weightings, market capitalization, return variability, earnings valuation, yield and other financial characteristics of securities. When employing a sampling methodology, Invesco bases the quantity of holdings in the Underlying Fund on a number of factors, including asset size of the Underlying Fund, and generally expects the Underlying Fund to hold less than the total number of securities in the Underlying Index.

The Underlying Fund’s return may not match the return of the Underlying Index for a number of reasons. For example, the Underlying Fund incurs operating expenses not applicable to the Underlying Index and incurs costs in buying and selling securities, especially when rebalancing the Underlying Fund’s securities holdings to reflect changes in the composition of the Underlying Index. In addition, the performance of the Underlying Fund and the Underlying Index may vary due to asset valuation differences and differences between the Underlying Fund’s portfolio and the Underlying Index resulting from legal restrictions, cost or liquidity constraints.

The S&P 500® Equal Weight Index

The Underlying Index is the equal weight version of the SPX. The composition of the Underlying Index is the same as the SPX. Constituent changes are incorporated in the Underlying Index as and when they are made in the SPX. When a company is added to the Underlying Index in the middle of the quarter, it takes the weight of the company that it replaced. The one exception is when a company is removed from the Underlying Index at a price of $0.00. In that case, the company’s replacement is added to the Underlying Index at the weight using the previous day’s closing value, or the most immediate prior business day that the deleted company was not valued at $0.00.

The Underlying Index is calculated and maintained in the same manner as the SPX, except that the constituents of the Underlying Index are equally weighted. To calculate an equal-weighted index, the market capitalization for each stock used in the calculation of the index is redefined so that each index constituent has an equal weight in the index at each rebalancing date. In addition to being the product of the stock price, the stock’s shares outstanding and the stock’s investible weight factor (“IWF”), an additional weight factor (“AWF”) is also introduced in the market capitalization calculation to establish equal weighting. The AWF of a stock is the adjustment factor of that stock assigned at each index rebalancing date that makes all index constituents’ modified market capitalization equal (and, therefore, equal weight), while maintaining the total market value of the overall index.

The S&P 500® Index

The SPX was first launched on March 4, 1957 based on an initial value of 10 from 1941-1943, and it is sponsored by S&P. The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on the NYSE. S&P chooses companies for inclusion in the SPX with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the

Autocallable Strategic Accelerated Redemption Securities®	TS-9

Autocallable Strategic Accelerated Redemption Securities® Linked to the Invesco S&P 500® Equal Weight ETF, due July 27, 2029

common stock population of the U.S. equity market. Although the SPX contains 500 constituent companies, at any one time it may contain greater than 500 constituent trading lines since some companies included in the SPX prior to July 31, 2017 may be represented by multiple share class lines in the SPX. The SPX is calculated, maintained and published by S&P and is part of the S&P Dow Jones Indices family of indices. Additional information is available on the following websites: spglobal.com/spdji/en/indices/equity/sp-500 and spglobal.com.

S&P intends for the SPX to provide a performance benchmark for the large-cap U.S. equity markets. Constituent changes are made on an as-needed basis and there is no schedule for constituent reviews. Additions and deletions to index constituents are announced with at least three business days advance notice. Less than three business days’ notice may be given at the discretion of the S&P Index Committee. Relevant criteria for additions to the SPX that are employed by S&P include: the company proposed for addition should have an unadjusted company market capitalization of $9.8 billion or more and a security level float-adjusted market capitalization of at least 50% of such threshold (for spin-offs, eligibility is determined using when-issued prices, if available); using composite pricing and volume, the ratio of annual dollar value traded (defined as average closing price over the period multiplied by historical volume) in the proposed constituent to float-adjusted market capitalization of that company should be at least 1.00 and the stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date; the company must be a U.S. company (characterized as a Form 10-K filer with its U.S. portion of fixed assets and revenues constituting a plurality of the total and with a primary listing of the common stock on the NYSE, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX (each, an “eligible exchange”)); the proposed constituent has an investable weight factor (“IWF”) of 10% or more; the inclusion of the company will contribute to sector balance in the SPX relative to sector balance in the market in the relevant market capitalization range; financial viability (the sum of the most recent four consecutive quarters’ Generally Accepted Accounting Principles (GAAP) earnings (net income excluding discontinued operations) should be positive as should the most recent quarter); and, for IPOs, the company must be traded on an eligible exchange for at least twelve months (spin-offs or in-specie distributions from existing constituents do not need to be traded on an eligible exchange for twelve months prior to their inclusion in the SPX). In addition, constituents of the S&P MidCap 400® Index and the S&P SmallCap 600® Index can be added to the SPX provided they meet the unadjusted company level market capitalization eligibility criteria for the SPX. Migrations from the S&P MidCap 400® Index or the S&P SmallCap 600® Index do not need to meet the financial viability, liquidity, or 50% of the SPX’s unadjusted company level minimum market capitalization threshold criteria. Further, constituents of the S&P Total Market Index Ex S&P Composite 1500 (which includes all eligible U.S. common equities except for those included in the SPX, the S&P MidCap 400® Index and the S&P SmallCap 600® Index) that acquire a constituent of the SPX, the S&P MidCap 400® Index or the S&P SmallCap 600® Index that do not fully meet the financial viability or IWF criteria may still be added to the SPX at the discretion of the Index Committee if the Index Committee determines that the addition could minimize turnover and enhance the representativeness of the SPX as a market benchmark. Certain types of organizational structures and securities are always excluded, including, but not limited to, business development companies (BDCs), limited partnerships, master limited partnerships, limited liability companies (LLCs), OTC bulletin board issues, closed-end funds, ETFs, ETNs, royalty trusts, tracking stocks, special purpose acquisition companies (SPACs), preferred stock and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American depositary receipts (ADRs). Stocks are deleted from the SPX when they are involved in mergers, acquisitions or significant restructurings such that they no longer meet the inclusion criteria, and when they substantially violate one or more of the addition criteria. Stocks that are delisted or moved to the pink sheets or the bulletin board are removed, and those that experience a trading halt may be retained or removed in S&P’s discretion. S&P evaluates additions and deletions with a view to maintaining SPX continuity.

For constituents included in the SPX prior to July 31, 2017, all publicly listed multiple share class lines are included separately in the SPX, subject to, in the case of any such share class line, that share class line satisfying the liquidity and float criteria discussed above and subject to certain exceptions. It is possible that one listed share class line of a company may be included in the SPX while a second listed share class line of the same company is excluded. For companies that issue a second publicly traded share class to index share class holders, the newly issued share class line is considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Only common shares are considered when determining whether a company has a multiple share class structure. Constituents of the SPX prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the SPX. If an SPX constituent reorganizes into a multiple share class line structure, that company will be reviewed for continued inclusion in the SPX at the discretion of the S&P Index Committee.

Index Calculation

The SPX is calculated using a base-weighted aggregative methodology. This discussion describes the “price return” calculation of the SPX. The applicable pricing supplement will describe the calculation if the underlier for your securities is not the price return calculation. The value of the SPX on any day for which an index value is published is determined by a fraction, the numerator of which is the aggregate of the market price of each stock in the Index times the number of shares of such stock included in the SPX, and the denominator of which is the divisor, which is described more fully below. The “market value” of any index stock is the product of the market price per share of that stock times the number of the then-outstanding shares of such index stock that are then included in the SPX.

The SPX is also sometimes called a “base-weighted aggregative index” because of its use of a divisor. The “divisor” is a value calculated by S&P that is intended to maintain conformity in index values over time and is adjusted for all changes in the index stocks’

Autocallable Strategic Accelerated Redemption Securities®	TS-10

Autocallable Strategic Accelerated Redemption Securities® Linked to the Invesco S&P 500® Equal Weight ETF, due July 27, 2029

share capital after the “base date” as described below. The level of the Index reflects the total market value of all index stocks relative to the index’s base period of 1941-1943.

In addition, the SPX is float-adjusted, meaning that the share counts used in calculating the SPX reflect only those shares available to investors rather than all of a company’s outstanding shares. S&P seeks to exclude shares held by long-term, strategic shareholders concerned with the control of a company, a group that generally includes the following: officers and directors and related individuals whose holdings are publicly disclosed, private equity, venture capital, special equity firms, asset managers and insurance companies with board of director representation, publicly traded companies that hold shares in another company, holders of restricted shares (except for shares held as part of a lock-up agreement), company-sponsored employee share plans/trusts, defined contribution plans/savings, investment plans, foundations or family trusts associated with the company, government entities at all levels (except government retirement or pension funds), sovereign wealth funds and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings (collectively, “strategic holders”). To this end, S&P excludes all share-holdings (other than depositary banks, pension funds (including government pension and retirement funds), mutual funds, exchange traded fund providers, investment funds, asset managers (including hedge funds with no board of director representation), investment funds of insurance companies and independent foundations not associated with the company) with a position greater than 5% of the outstanding shares of a company from the float-adjusted share count to be used in SPX calculations.

The exclusion is accomplished by calculating an IWF for each stock that is part of the numerator of the float-adjusted index fraction described above:

IWF = (available float shares)/(total shares outstanding)

where available float shares is defined as total shares outstanding less shares held by strategic holders. In most cases, an IWF is reported to the nearest one percentage point. For companies with multiple share class lines, a separate IWF is calculated for each share class line.

Index Maintenance

In order to keep the SPX comparable over time S&P engages in an index maintenance process. The SPX maintenance process involves changing the constituents as discussed above, and also involves maintaining quality assurance processes and procedures, adjusting the number of shares used to calculate the SPX, monitoring and completing the adjustments for company additions and deletions, adjusting for stock splits and stock dividends and adjusting for other corporate actions. In addition to its daily governance of indices and maintenance of the SPX methodology, at least once within any 12 month period, the S&P Index Committee reviews the SPX methodology to ensure the SPX continues to achieve the stated objective, and that the data and methodology remain effective. The S&P Index Committee may at times consult with investors, market participants, security issuers included in or potentially included in the SPX, or investment and financial experts.

Autocallable Strategic Accelerated Redemption Securities®	TS-11

Autocallable Strategic Accelerated Redemption Securities® Linked to the Invesco S&P 500® Equal Weight ETF, due July 27, 2029

The following graph shows the daily historical performance of the Underlying Fund on its primary exchange in the period from January 1, 2013 through July 13, 2023. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of the Underlying Fund was $152.96. The graph below may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.

Historical Performance of the Underlying Fund

This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Fund.

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Autocallable Strategic Accelerated Redemption Securities® Linked to the Invesco S&P 500® Equal Weight ETF, due July 27, 2029

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Fund, the remaining term of the notes, and the issuer’s creditworthiness. However, neither we nor any of our affiliates are obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Selling Restrictions

Prohibition of sales to UK retail investors. The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); (ii) a customer within the meaning of the United Kingdom Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive 2016/97 (EU), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No. 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Prohibition of sales to EEA retail investors. The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2016/97 (EU) (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling such notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

The preceding discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Role of MLPF&S and BofAS

BofAS will participate as selling agent in the distribution of the notes. Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

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Autocallable Strategic Accelerated Redemption Securities® Linked to the Invesco S&P 500® Equal Weight ETF, due July 27, 2029

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 per unit principal amount and will depend on the performance of the Underlying Fund. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by BofAS seeking bids from market participants, which could include one of our affiliates and MLPF&S, BofAS and their affiliates. These hedging arrangements take into account a number of factors, including the issuer’s creditworthiness, interest rate movements, the volatility of the Underlying Fund, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors” beginning on page PS-7 of product supplement EQUITY STR-1.

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Autocallable Strategic Accelerated Redemption Securities® Linked to the Invesco S&P 500® Equal Weight ETF, due July 27, 2029

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Underlying Fund.

▪	Under this characterization and tax treatment of the notes, subject to the discussion of the constructive ownership rules of Section 1260 of the Code beginning on page PS-39 of product supplement EQUITY STR-1, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale, call or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-38 of product supplement EQUITY STR-1.

Validity of the Notes

In the opinion of Mayer Brown LLP, as counsel to the issuer, when this term sheet has been attached to, and duly notated on, the master note that represents the notes pursuant to the senior indenture referred to in the prospectus supplement dated August 31, 2022, and issued and paid for as contemplated herein, the notes offered by this term sheet will be valid, binding and enforceable obligations of the issuer, entitled to the benefits of the senior indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York and the federal laws of the United States of America. Insofar as this opinion involves matters governed by English law, Mayer Brown LLP has relied, with the issuer’s permission, on the opinion of Mayer Brown International LLP, dated as of August 31, 2022, filed as an exhibit to the registration statement by the issuer on August 31, 2022, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Mayer Brown International LLP. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and the genuineness of signatures and to such counsel’s reliance on the issuer and other sources as to certain factual matters, all as stated in the legal opinion dated August 31, 2022, which has been filed as Exhibit 5.3 to the issuer’s registration statement on Form F-3 dated August 31, 2022.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Strategic Accelerated Redemption Securities®” is a registered service mark of Bank of America Corporation, the parent company of MLPF&S and BofAS.

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